United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Vale informs on the composition of the Audit and Risk Committee

Rio de Janeiro, December 22, 2022 – The Board of Directors of Vale SA ("Vale" or the "Company") informs that, following the amendment to Vale's Bylaws, approved at the Extraordinary General Meeting of Shareholders on December 21, 2022, the Audit and Risk Committee ("committee") of the Company, formerly known as the Audit Committee, now comprises only independent members of the Board of Directors, as follows: Mr. Manuel Lino Silva de Sousa Oliveira ("Ollie Oliveira"), Mr. Murilo César Lemos dos Santos Passos and Mrs. Rachel de Oliveira Maia. Mrs. Luciana Pires Dias and Mr. Sergio Ricardo Romani are no longer committee members and are now acting as external advisors. Mr. Ollie Oliveira will continue as the committee's coordinator. The committee members’ resumes are available for consultation in the Company's Reference form.

Vale's Audit and Risks Committee is a statutory advisory body to the Board of Directors and aims to oversee the quality and integrity of financial reports, compliance with legal, statutory, and regulatory standards, the adequacy of risk management-related processes and the internal and independent auditors’ activities.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may contains “forward-looking statements” within the meaning of the federal securities laws. Words such as “will,” “intend,” “expect” and similar expressions identify these forward-looking statements, which include but are not limited to statements related to the UK Claims, any related damage amounts and the response of the Company to (and impact on the Company from) the UK Claims, as well as any other statements regarding future expectations, beliefs, plans, objectives, future events or performance of the Company. We caution you that these statements are not guarantees of future performance or results and are subject to numerous evolving risks and uncertainties that we may not be able to accurately predict or assess, including risks related to the UK Claims and any related damages, as well as other factors identified in this cautionary note and in the risk factors of the Company’s Annual Report and any updates thereto in subsequent filings of the Company with the SEC. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update this information. Any defined terms used herein have the same meanings as such terms disclosed in the Company’s Annual Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 22, 2022		Head of Investor Relations